Exhibit 99.1

Pharvaris Announces Annual General Meeting of Shareholders

Zug, Switzerland, June 11, 2026 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs of those living with bradykinin-mediated diseases such as hereditary angioedema (HAE) and acquired angioedema due to C1 inhibitor deficiency (AAE-C1INH), today announced the annual general meeting of shareholders will take place on Friday, June 26, 2026, at 16:00 CEST (10:00 a.m. EDT).

All relevant documents and information relating to the annual general meeting, including the notice and agenda for the annual general meeting, are or will be made available in the “Investors” section of Pharvaris’ website under “Events & Presentations”. The documents will also be made available on the SEC’s website at www.sec.gov. Shareholders who wish to attend the meeting should register as described in the notice and agenda for the annual general meeting.

About Pharvaris

Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs in bradykinin-mediated conditions, including all types of bradykinin-mediated angioedema. Pharvaris’ aspiration is to offer therapies with injectable-like efficacy™, a well-tolerated profile, and the convenience of oral administration to prevent and treat bradykinin-mediated angioedema attacks. By delivering on this aspiration, Pharvaris aims to provide a new standard of care in bradykinin-mediated angioedema. Pharvaris is preparing marketing authorization applications for deucrictibant immediate-release capsule as an on-demand treatment of HAE attacks, and a global pivotal Phase 3 study of deucrictibant extended-release tablet for the prevention of HAE attacks (CHAPTER-3) is ongoing with topline data anticipated in the third quarter of 2026. In addition, CREAATE is an ongoing Phase 3 study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks. For more information, visit https://pharvaris.com/.

Contact
Maggie Beller

Vice President, Head of Corporate and Investor Communications

maggie.beller@pharvaris.com